                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934*

                             On Command Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    682160106
                             ----------------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 28, 2000
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 682160106

--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Liberty Media Corporation
                  84-1288730

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [ ]
                                                                  (b)   [X]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                            (7)     SOLE VOTING POWER
NUMBER OF
                                    0
SHARES                              --------------------------------------------
                            (8)     SHARED VOTING POWER
BENEFICIALLY
                                    18,274,091 shares
OWNED BY                            --------------------------------------------
                            (9)     SOLE DISPOSITIVE POWER
EACH
                                    0
REPORTING                           --------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
PERSON
                                    18,274,091 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,274,091 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [  ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 57.9%. See Item 5.

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO
--------------------------------------------------------------------------------

CUSIP NO. 682160106

--------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Ascent Entertainment Group, Inc.
                  52-1930707

--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   [ ]
                                                      (b)   [X]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  00

--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                            (7)     SOLE VOTING POWER
NUMBER OF
                                    0
SHARES                              --------------------------------------------
                            (8)     SHARED VOTING POWER
BENEFICIALLY
                                    18,274,091 shares
OWNED BY                            --------------------------------------------
                            (9)     SOLE DISPOSITIVE POWER
EACH

REPORTING                           --------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
PERSON
                                    18,274,091 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,274,091 shares

--------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

                  [  ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 57.9%. See Item 5.

--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  CO
--------------------------------------------------------------------------------

         This Statement on Schedule 13D (the "Statement") replaces and supercedes in its entirety the Statement on Schedule 13G filed by Ascent Entertainment Group, Inc. ("Ascent"), with the Securities and Exchange Commission on February 3, 2000.

ITEM 1.      SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of On Command Corporation (the "Issuer"). The Issuer's principal executive offices are located at 6331 San Ignacio Avenue, San Jose, California 95119.

ITEM 2.      IDENTITY AND BACKGROUND.

         This Statement is being filed by Liberty Media Corporation, a Delaware corporation ("Liberty"), whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

         This Statement is also being filed by Ascent, a Delaware corporation and indirect majority owned subsidiary of Liberty, which is the registered holder of the shares of Common Stock beneficially owned by Liberty (the "Shares"). Ascent's principal business address is 1225 Seventeenth Street, Suite 1800, Denver, Colorado 80202. Ascent is principally engaged in providing pay-per-view entertainment and information services through its majority interest in the Issuer. In addition, Ascent, through its subsidiaries and affiliates, (i) provides satellite service and maintenance to the National Broadcasting Company television network in connection with its distribution of its national television feed to its local affiliates and (ii) owns and operates franchises in two professional sports leagues, the Colorado Avalanche in the National Hockey League and the Denver Nuggets in the National Basketball Association, and Denver's downtown sports and entertainment arena, the Pepsi Center.

         Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI, (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

         On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

         The Board of Directors and management of Liberty manage the business and affairs of Liberty, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although Liberty is a wholly owned subsidiary of AT&T, a majority of Liberty's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of Liberty's Board of Directors, Liberty will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of Liberty prior to such transfer of assets.

         As a result, Liberty, acting through its Board of Directors and management and the Board of Directors of Ascent, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of
Section 13(d) of the Exchange Act.

         The Liberty Media Group, principally through Liberty, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of
Liberty: (i) name and residence or business address; (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of Liberty, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Liberty nor any of the
Schedule 1 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information concerning each director, executive officer or controlling person of
Ascent: (i) name and residence or business address; (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 2 is incorporated herein by reference.

         To the knowledge of Ascent, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither Ascent nor any of the Schedule 2 Persons (to the knowledge of Ascent) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Ascent nor any of the
Schedule 2 Persons (to the knowledge of Ascent) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 3 attached to this Statement contains the following information, which has been provided to Liberty by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address; (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 3 is incorporated herein by reference.

         Based upon information provided to Liberty by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 3 (the "Schedule 3 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 3 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 3 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Ascent owns 17,150,299 shares of Common Stock and Series A Common Stock Purchase Warrants (the "Series A Warrants") to purchase, on a cashless basis, 1,123,792 shares of Common Stock at an exercise price of $15.27 per share. The common stock and Series A Warrants, which expire on October 7, 2003, were previously owned directly by Ascent Network Services, Inc., a wholly owned subsidiary of Ascent which merged with and into Ascent on May 30, 1997.

         On February 22, 2000, Liberty, Liberty AEG Acquisition, Inc., an indirect wholly owned subsidiary of Liberty ("Liberty Sub"), and Ascent entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the acquisition of Ascent pursuant to which (i) Liberty Media caused Liberty Sub to commence a cash tender offer (the "Offer") for all the outstanding shares of common stock of Ascent (the "Ascent Common Stock") at a purchase price of $15.25 per share (the "Offer Price"), and (ii) Liberty Sub is to be merged with and into Ascent (the "Merger") and any issued and outstanding shares of Ascent Common Stock not tendered and purchased by Liberty Sub pursuant to the Offer are to be converted into the right to receive an amount equal to the Offer Price on the terms and conditions set forth in the Merger Agreement. The Offer expired on March 27, 2000, as scheduled, and approximately 25.2 million shares of Ascent Common Stock were validly tendered and not withdrawn pursuant to the Offer. Liberty Sub has accepted for payment all shares of Ascent Common Stock tendered, which constitutes approximately 85% of the total outstanding shares of Ascent Common Stock, and purchased such shares at an aggregate purchase price of approximately $385 million with funds contributed to it by Liberty from its cash on hand. Liberty Sub will acquire the remaining shares of Ascent Common Stock pursuant to the Merger, as indicated above, at which time Ascent will become an indirect, wholly owned subsidiary of Liberty. The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") attached hereto as Exhibit 7(c), is incorporated herein by reference.

         The foregoing description of the Series A Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement dated as of October 8, 1996 between the Issuer and The Bank of New York (the "Warrant Agreement"), and the exhibits thereto, a copy of which has been incorporated by reference as Exhibit 7(d).

ITEM 4.      PURPOSE OF TRANSACTION.

         The consummation of the Offer facilitated Liberty's ownership and management of the Issuer through its majority ownership of Ascent.

         Under the Merger Agreement, Ascent has agreed not to dispose of any Shares held by it prior to the Merger.

         In addition, the Merger Agreement provides that promptly after the purchase of a majority of the outstanding shares of Ascent pursuant to the Offer, Liberty Sub shall be entitled to designate such number of directors to the Board of Directors of Ascent (the "Ascent Board"), as will give Liberty Sub representation proportionate to its ownership interest. The Merger Agreement further provides that Ascent shall use its best efforts to cause persons designated by Liberty Sub (the "Liberty Designees") to constitute the same percentage as persons designated by Liberty Sub shall constitute of the Ascent Board of (i) the Board of Directors of Issuer (the "Issuer Board"), realizing that Ascent has the right to appoint only a majority of the Issuer Board under the terms of the Corporate Agreement described in Item 6 below, and (ii) each committee of the Issuer Board, in each case, only to the extent permitted by applicable law. A new Ascent Board has been appointed consisting entirely of Liberty Designees. On April 6, 2000, at a Special Meeting of the Issuer Board, the following proposals were approved by the Issuer Board: (i) the acceptance of the resignations of two members of the Issuer Board and the appointment of five Liberty Designees as directors of the Issuer, (ii) the amendment of the Issuer's bylaws to increase the number of directors on the Issuer Board to accommodate such appointments, (iii) the appointment of two Liberty Designees as Chairman of the Board/Chief Executive Officer of the Issuer and Vice President for Communications of the Issuer, (iv) the appointment of an executive committee of the Issuer Board, consisting entirely of Liberty Designees, and the appointment of a Liberty Designee to each of the compensation committee and the audit committee of the Issuer Board, and (v) in connection with his appointment as Chairman of the Board, Chief Executive Officer and a director of Issuer, the approval of the principal terms of a compensation arrangement with Jerome F. Kern, the definitive provisions of and documents for which have not been finalized, whereby Mr. Kern, who is also a director of Liberty, would receive up to 2.7 million shares of Common Stock in exchange for promissory notes from Mr. Kern to the Issuer (the

"Kern Proposal"). Liberty Sub retains the right under the Merger Agreement to designate such additional directors to the Issuer Board as it is permitted to, including as would constitute a majority representation thereon.

         Other than as set forth in this Statement, neither Liberty nor Ascent has any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated in this paragraph.

         The foregoing summary of the terms of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 7(e) to this Statement and is incorporated herein by reference.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) After giving effect to the Offer, Liberty beneficially owns through Ascent, 18,274,091 shares of Common Stock. Based on the 30,436,423 shares of Common Stock, 1,424,875 Series A Warrants, 2,625,000 Series B Warrants and 3,450,000 Series C Warrants that were issued and outstanding as of March 27, 2000, the 18,274,091 shares beneficially owned by Liberty through Ascent represented on that date, 57.9% of the issued and outstanding shares of Common Stock. Of the 18,274,091 shares beneficially owned by Liberty through Ascent, 17,150,299 of those shares are Common Stock and 1,123,792 of those shares are represented by the Series A Warrants, which are immediately exercisable.

         Except as described in this Statement, to the knowledge of Liberty and Ascent, none of the Schedule 1 Persons, Schedule 2 Persons or Schedule 3 Persons beneficially owns any shares of Common Stock.

         (b) Liberty has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

         (c) Except as set forth in this Statement, no transactions in the shares of Common Stock have been effected by Liberty or Ascent or, to the knowledge of the Liberty and Ascent, by any of the Schedule 1 Persons, Schedule 2 Persons or Schedule 3 Persons during the past 60 days.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer and Ascent have entered into a Corporate Agreement (the "Corporate Agreement") that governs certain relationships and arrangements between the Issuer and Ascent. Pursuant to the Corporate Agreement, for so long as Ascent beneficially owns, directly or indirectly, the largest percentage (and at least 40%) of the outstanding securities of the Issuer entitled to be cast for the election of directors, Ascent may propose, at each election of directors, a slate of directors, or in the case of vacancies, individual directors, for election so that at all times during the term of the Corporate Agreement, a majority of the Issuer Board is comprised of persons designated by Ascent. In addition, pursuant to the Corporate Agreement, as amended, for so long as Ascent owns the largest percentage (and at least 40%) of the outstanding shares of Common Stock, the Issuer, among other things, (i) will not incur any indebtedness, other than that under its existing credit facility (and refinancings thereof) and indebtedness incurred in the ordinary course of business which together shall not exceed $200 million in the aggregate through June 30, 2000, or issue any equity securities or any securities convertible into equity securities without Ascent's prior consent, and (ii) may not amend its Certificate of Incorporation or Bylaws without Ascent's prior consent.

         In consideration of the advisory and other services that Gary Wilson Partners ("GWP") provided to the Issuer and Ascent in connection with the acquisition of substantially all of the assets of SpectraVision, Inc. (as previously disclosed by Ascent in its Current Report on Form 8-K, file No. 0-27192, filed on October 25, 1996), the Issuer issued to GWP Series C Warrants to purchase for cash an aggregate of 3,450,000 shares Common Stock at an exercise price of $15.27 per share, under the Warrant Agreement. GWP subsequently distributed the Series C Warrants to its partners, employees and agents, including Gary L. Wilson, a director of the Issuer, who received Series C Warrants to purchase 1,810,000 shares of Common Stock. Pursuant to a Letter Agreement dated April 19, 1996 between Ascent and GWP (the "Letter Agreement"), all of the recipients of the Series C Warrants have agreed that each will vote its shares of Common Stock acquired through the exercise of any Series C Warrant in accordance with the instructions of Ascent, so long as Ascent continues to own 20% of the outstanding shares of Common Stock. As of the date of this filing, none of the recipients have exercised its rights under the Series C Warrants to purchase shares of Common Stock.

         On April 6, 2000, the Issuer Board adopted and approved the principal terms of the Kern Proposal as discussed in Item 4 above.

         Except as described in this Statement, including Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

         The foregoing summary of the terms of the Corporate Agreement is qualified in its entirety by references to the full text of the Corporate Agreement, which is included as Exhibit 7(f) to this Statement and is incorporated herein by reference.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                 EXHIBIT
-----------                                 -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/ Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement"))

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

7(c)              Offer to Purchase (incorporated by reference to Exhibit
                  (a)(1)(A) of Liberty's Schedule TO filed on February 29, 2000)

7(d) Warrant Agreement between Issuer and The Bank of New York, dated October 8, 1996 (incorporated by reference to Exhibit
                  99.1 of Ascent's Schedule 13G filed on February 14, 1997)

7(e) Agreement and Plan of Merger between Liberty, Liberty Sub and Ascent, dated as of February 22, 2000 (incorporated by reference to Exhibit (d) of Liberty's Schedule TO filed on February 29, 2000)

7(f) Corporate Agreement dated October 8, 1996, between Ascent and Issuer (incorporated by reference to Exhibit 10.22 to Ascent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

7(g)              Joint Filing Agreement between Liberty and Ascent

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2000

                                          LIBERTY MEDIA CORPORATION


                                          By:  /s/ Charles Y. Tanabe
                                             ----------------------------------
                                               Name:    Charles Y. Tanabe
                                               Title:   Senior Vice President

                                          ASCENT ENTERTAINMENT GROUP, INC.


                                          By:  /s/ Charles Y. Tanabe
                                             ----------------------------------
                                               Name:    Charles Y. Tanabe
                                               Title:   Senior Vice President

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

NAME                                PRINCIPAL OCCUPATION
----                                --------------------

John C. Malone                      Chairman of the Board and Director of Liberty; Director of AT&T Corp.

Robert R. Bennett                   President, Chief Executive Officer and Director of Liberty

Gary S. Howard                      Executive Vice President, Chief Operating Officer and Director of Liberty

Daniel E. Somers                    Director of Liberty;  Senior  Executive Vice President and Chief
                                    Financial  Officer of AT&T Corp.

John C. Petrillo                    Director of  Liberty;  Executive  Vice  President,  Corporate  Strategy
                                    and  Business Development of AT&T Corp.

Larry E. Romrell                    Director of Liberty; Consultant to AT&T Broadband, LLC

Jerome H. Kern                      Director of Liberty

Paul A. Gould                       Director of Liberty; Managing Director of Allen & Co.

John D. Zeglis                      Director of Liberty; Director and President of AT&T Corp.

David B. Koff                       Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe                   Senior Vice President, General Counsel and Assistant Secretary of
                                    Liberty

Peter Zolintakis                    Senior Vice President of Liberty

Vivian J. Carr                      Vice President and Secretary of Liberty

Kathryn Douglass                    Vice President and Controller of Liberty

David J.A. Flowers                  Vice President and Treasurer of Liberty

Carl E. Vogel                       Senior Vice President of Liberty

                                   SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                        ASCENT ENTERTAINMENT GROUP, INC.

         The name and present principal occupation of each director and executive officer of Ascent Entertainment Group, Inc. ("Ascent") are set forth below. The business address for each person listed below is c/o Ascent Entertainment Group, Inc., 1225 Seventeenth Street, Suite 1800, Denver, Colorado 80202. All executive officers and directors listed on this Schedule 2 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

NAME                                PRINCIPAL OCCUPATION
----                                --------------------

John C. Malone                      Chairman of the Board and  Director of Ascent;  Chairman of the
                                    Board and  Director of Liberty; Director of AT&T Corp.

Robert R. Bennett                   President,  Chief Executive Officer and Director of Ascent;
                                    President, Chief Executive Officer and Director of Liberty

Gary S. Howard                      Executive Vice President, Chief Operating Officer and Director of
                                    Ascent;  Executive Vice President, Chief Operating Officer and
                                    Director of Liberty

David B. Koff                       Senior Vice President and Assistant Secretary of Ascent; Senior
                                    Vice  President and Assistant Secretary of Liberty

Charles Y. Tanabe                   Senior Vice President and Assistant Secretary of Ascent; Senior
                                    Vice President, General Counsel and Assistant Secretary of Liberty

Peter Zolintakis                    Senior Vice President, Business and Legal Affairs, of Ascent;
                                    Senior Vice President of Liberty

Vivian J. Carr                      Vice President and Assistant Secretary of Ascent; Vice President
                                    and Secretary of Liberty

Kathryn Douglass                    Vice President and Controller of Ascent; Vice President and
                                    Controller of Liberty

David J.A. Flowers                  Vice President and Treasurer of Ascent; Vice President
                                    and Treasurer of Liberty

Arthur M. Aaron                     Executive Vice President, Business and Legal Affairs

David A. Holden                     Executive Vice President, Finance and Chief Financial Officer

David B. Ehrlich                    Vice President, General Counsel and Secretary

                                   SCHEDULE 3

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 3 are United States citizens.

NAME                               TITLE
----                               -----

C. Michael Armstrong               Chairman of the Board, Chief Executive Officer and
                                   Director

Kenneth T. Derr                    Director; Chairman and Chief Executive Officer of
                                   Chevron Corporation

M. Kathryn Eickhoff                Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha                   Director; Retired Chairman and Chief Executive Officer of
                                   Springs Industries, Inc.

George M. C. Fisher                Director; Chairman and Chief Executive Officer of
                                   Eastman Kodak Company

Donald V. Fites                    Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.             Director; Chairman of Pilot House Associates

Ralph S. Larsen                    Director; Chairman and Chief Executive Officer of
                                   Johnson & Johnson

John C. Malone                     Director; Chairman of Liberty Media Corporation

Donald F. McHenry                  Director; President of The IRC Group LLC

Michael I. Sovern                  Director; President Emeritus and Chancellor Kent Professor
                                   of Law at Columbia University

Sanford I. Weill                   Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman                    Director

John D. Zeglis                     President and Director

Harold W. Burlingame               Executive Vice President, Merger & Joint Venture
                                   Integration

James W. Cicconi                   Executive Vice President-Law & Government Affairs and
                                   General Counsel

Mirian M. Graddick                 Executive Vice President, Human Resources

Daniel R. Hesse                    Executive Vice President and President & CEO, AT&T
                                   Wireless Services, Inc.

Frank Ianna                        Executive Vice President and President, AT&T Network
                                   Services

Michael G. Keith                   Executive Vice President and President, Business Services

H. Eugene Lockhart                 Executive Vice President and President, AT&T Consumer
                                   Services

Richard J. Martin                  Executive Vice President, Public Relations and Employee
                                   Communication

David C. Nagel                     President, AT&T Labs & Chief Technology Officer

Charles H. Noski                   Senior Executive Vice President and Chief Financial
                                   Officer

John C. Petrillo                   Executive Vice President, Corporate Strategy and Business
                                   Development

Richard R. Roscitt                 Executive Vice President and President & CEO, AT&T
                                   Solutions

Daniel E. Somers                   President and CEO, AT&T Broadband

                                  EXHIBIT INDEX

EXHIBIT NO.       EXHIBIT
-----------       -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and
                  Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/ Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T
                  (File No. 333-70279) filed on January 8, 1999 (the "AT&T
                  Registration Statement"))

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement)

7(c)              Offer to Purchase (incorporated by reference to Exhibit
                  (a)(1)(A) of Liberty's Schedule TO filed on February 29, 2000)

7(d) Warrant Agreement between Issuer and The Bank of New York, dated October 8, 1996 (incorporated by reference to Exhibit
                  99.1 of Ascent's Schedule 13G filed on February 14, 1997)

7(e)              Agreement and Plan of Merger between Liberty, Liberty Sub and
                  Ascent, dated as of February 22, 2000 (incorporated by reference to Exhibit (d) of Liberty's Schedule TO filed on February 29, 2000)

7(f)              Corporate Agreement dated October 8, 1996, between Ascent and
                  Issuer (incorporated by reference to Exhibit 10.22 to Ascent's
                  Annual Report on Form 10-K for the fiscal year ended December
                  31, 1996)

7(g)              Joint Filing Agreement between Liberty and Ascent